UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                            SEC FILE NUMBER 000-21336
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                             CUSIP NUMBER 88553W204
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(Check One): |X| Form 10-K  |_| Form 20-F   |_| Form 11-K
             |_| Form 10-Q  |_| Form N-SAR  |_| Form N-CSR

For Period Ended:       March 31, 2003
                   ----------------------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________

                        PART I -- REGISTRANT INFORMATION

                                 The 3DO Company
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                             Full Name of Registrant


            ---------------------------------------------------------
                            Former Name if Applicable

                                200 Cardinal Way
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            Address of Principal Executive Office (Street and Number)

                             Redwood City, CA 94063
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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|X|   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

On May 28, 2003, The 3DO Company, a Delaware corporation (the "Registrant"), along with its wholly owned subsidiary, The 3DO Company, a California corporation, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). The Registrant has substantially ceased all of its operations, and is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. The Registrant is currently in the process of contacting parties that may be interested in purchasing the Registrant or its assets. Pending the completion of the sale of the Registrant or its assets and the subsequent liquidation for the benefit of the bankruptcy estate and its creditors, the Bankruptcy Court will retain and exercise the authority to approve or disapprove any actions of the Registrant. The Registrant's Common Stock was delisted from the Nasdaq National Market on June 9, 2003, and is currently listed for quotation on the pink sheets under the symbol "THDOQ."

The Registrant has requested that the Staff of the Securities and Exchange Commission (the "Commission") indicate that it would not recommend enforcement action if the Registrant followed certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the "No Action Request"). As of the date hereof, the Registrant has not received a formal response from the Commission with regard to its No Action Request. If the No Action Request is granted, the Registrant will not file its Form 10-K for the fiscal year ended March 31, 2003 (the "Form 10-K") and in lieu of filing the Form 10-K, the Registrant would file under Form 8-K copies of monthly operating reports that are required to be filed with the Bankruptcy Court pursuant to the Bankruptcy Code Section 2015.


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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Wittenkamp                     (650)                    385-3000
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(Name)                               (Area Code)              (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the bankruptcy filing, the cessation of the Registrant's operations and the ongoing efforts to sell the Registrant or its assets, the Registrant's financial statements for the fiscal year ended March 31, 2003 will change significantly from the fiscal quarter ended December 31, 2002 and the fiscal year ended March 31, 2002. However, an estimate of these changes cannot be made at this time because: (i) the Registrant has not finished the preparation of its financial statements for the fiscal year ended March 31, 2003; (ii) the Registrant's independent accountant firm has not completed the review of its financial statements; and (iii) because of the potential need to revise the Registrant's financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing. The Registrant expects that the preparation and review of its financial statements at this time will be difficult and time-consuming, due to, among other things, the Registrant's limited financial resources and its limited human resources.

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                                 The 3DO Company
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       June 30, 2003             By  /s/  David Wittenkamp
     ---------------------------     ------------------------------------------
                                     David Wittenkamp, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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